FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Quarterly Consolidated Financial Statements for the three-month period ended December 31, 2008

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 17, 2009

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2009

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Director Executive Vice President Chief Financial Officer

Quarterly Consolidated Financial Statements

for the three-month period ended December 31, 2008

English translation of quarterly consolidated financial statements for the three-month period ended December 31, 2008, which were prepared in accordance with U.S. GAAP and filed as part of the Quarterly Securities Report with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on February 13, 2009.

Consolidated Balance Sheets

Mitsui & Co., Ltd. and subsidiaries

December 31, 2008 and March 31, 2008

Millions of Yen

Assets

	December 31, 2008	March 31, 2008
Current Assets:
Cash and cash equivalents (Note 1)	¥893,426	¥899,264
Time deposits	17,818	12,302
Marketable securities (Note 1)	16,222	7,114
Trade receivables (Note 3):
Notes and loans, less unearned interest	372,602	424,406
Accounts	1,818,617	2,125,640
Associated companies	151,033	228,831
Allowance for doubtful receivables (Note 1)	(18,216)	(23,289)
Inventories (Note 1 and 3)	654,554	739,721
Advance payments to suppliers	110,150	95,188
Deferred tax assets - current (Note 1)	50,323	37,766
Derivative assets (Note 1)	426,138	279,295
Other current assets (Note 1)	319,404	231,826

Total current assets	4,812,071	5,058,064

Investments and Non-current Receivables (Note 1 and 3):
Investments in and advances to associated companies (Note 5)	1,241,031	1,333,042
Other investments	1,035,031	1,281,476
Non-current receivables, less unearned interest	510,278	497,265
Allowance for doubtful receivables (Note 1)	(55,802)	(58,957)
Property leased to others - at cost, less accumulated depreciation (Note 3)	194,185	184,447

Total investments and non-current receivables	2,924,723	3,237,273

Property and Equipment—at Cost (Note 1 and 3):
Land, land improvements and timberlands	168,472	188,848
Buildings, including leasehold improvements	338,093	385,104
Equipment and fixtures	823,315	815,202
Mineral rights	141,231	146,120
Vessels	34,801	33,789
Projects in progress	148,573	176,987

Total	1,654,485	1,746,050
Accumulated depreciation	(729,217)	(729,715)

Net property and equipment	925,268	1,016,335

Intangible Assets, less Accumulated Amortization (Note 1)	93,883	128,504

Deferred Tax Assets—Non-current (Note 1)	14,970	20,574

Other Assets	76,662	77,079

Total	¥8,847,577	¥9,537,829

See notes to consolidated financial statements.

Millions of Yen

Liabilities and Shareholders’ Equity

	December 31, 2008	March 31, 2008

Current Liabilities:
Short-term debt (Note 3)	¥555,121	¥464,547
Current maturities of long-term debt (Note 3)	312,170	276,620
Trade payables:
Notes and acceptances	78,819	79,414
Accounts	1,537,944	1,888,911
Associated companies	45,583	69,476
Accrued expenses:
Income taxes (Note 1)	86,095	127,411
Interest	19,047	21,924
Other	67,851	85,526
Advances from customers	140,737	113,939
Derivative liabilities (Note 1)	279,067	238,684
Other current liabilities (Notes 1 and 6)	122,769	75,111

Total current liabilities	3,245,203	3,441,563

Long-term Debt, less Current Maturities (Note 3)	2,809,476	2,944,383

Accrued Pension Costs and Liability for Severance
Indemnities (Note 1)	30,634	32,754

Deferred Tax Liabilities—Non-current (Note 1)	283,425	387,337

Other Long-Term Liabilities (Notes 1 and 6)	328,759	304,156

Contingent Liabilities (Note 3 and 6)
Minority Interests	228,969	243,976

Shareholders’ Equity
Common stock - no par value
Authorized, 2,500,000,000 shares;
Shares issued: 2008.12 - 1,824,917,976 shares; 2008.3 - 1,820,183,809 shares	339,622	337,544
Capital surplus	434,147	432,245
Retained earnings:
Appropriated for legal reserve	49,454	47,463
Unappropriated	1,587,705	1,397,313
Accumulated other comprehensive income (loss) (Note 1):
Unrealized holding gains and losses on available-for-sale securities	43,195	140,446
Foreign currency translation adjustments	(476,385)	(135,196)
Defined benefit pension plans	(31,359)	(32,160)
Net unrealized gains and losses on derivatives	(19,638)	1,135

Total accumulated other comprehensive loss	(484,187)	(25,775)

Treasury stock, at cost: shares in treasury: 2008.12 - 3,710,961 shares; 2008.3 - 3,543,891 shares	(5,630)	(5,130)

Total shareholders’ equity	1,921,111	2,183,660

Total	¥8,847,577	¥9,537,829

Statement of Consolidated Income

Mitsui & Co., Ltd. and subsidiaries

For the Nine-Month Period Ended December 31, 2008

Millions of Yen

Nine-Month Period Ended December 31, 2008
Revenues (Note 1):
Sales of products	¥3,953,777
Sales of services	390,163
Other sales	164,694

Total revenues	4,508,634

[	Total Trading Transactions (Notes 1 and 5) Nine-month period ended December 31, 2008 ¥ 12,688,270 million	]

Cost of Revenues (Note 1)
Cost of products sold	3,458,927
Cost of services sold	121,491
Cost of other sales	65,377

Total cost of revenues	3,645,795

Gross Profit	862,839

Other Expenses (Income):
Selling, general and administrative (Note 1)	453,608
Provision for doubtful receivables (Note 1)	10,490
Interest income (Note 1)	(31,815)
Interest expense (Note 1)	59,553
Dividend income	(58,814)
Gain on sales of securities - net (Note 1)	(34,899)
Loss on write-down of securities (Note 1)	57,639
Gain on disposal or sales of property and equipment - net	(4,512)
Impairment loss of long-lived assets (Note 1)	14,430
Impairment loss of goodwill (Note 1)	13,639
Other expense - net	46,131

Total other expenses	525,450

Income before Income Taxes, Minority Interests and Equity in Earnings	337,389

Income Taxes (Note 1)	116,602

Income before Minority Interests and Equity in Earnings	220,787
Minority Interests in Earnings of Subsidiaries	(36,862)
Equity in Earnings of Associated Companies—Net (After Income Tax Effect) (Note 1)	95,776

Net Income	¥279,701

Yen
Net Income per Share (Notes 1 and 4)
Basic	¥153.71

Diluted	153.26

See notes to consolidated financial statements.

For the Three-Month Period Ended December 31, 2008

Millions of Yen

Three-Month Period Ended December 31, 2008
Revenues (Note 1):
Sales of products	¥1,008,921
Sales of services	106,069
Other sales	61,019

Total revenues	1,176,009

[	Total Trading Transactions (Notes 1 and 5) Three-month period ended December 31, 2008 ¥3,715,153 million	]

Cost of Revenues (Note 1)
Cost of products sold	886,662
Cost of services sold	35,546
Cost of other sales	19,649

Total cost of revenues	941,857

Gross Profit	234,152

Other Expenses (Income):
Selling, general and administrative (Note 1)	141,507
Provision for doubtful receivables (Note 1)	4,704
Interest income (Note 1)	(8,112)
Interest expense (Note 1)	17,480
Dividend income	(19,908)
Gain on sales of securities - net (Note 1)	(16,432)
Loss on write-down of securities (Note 1)	32,893
Loss on disposal or sales of property and equipment - net	648
Impairment loss of long-lived assets (Note 1)	13,297
Impairment loss of goodwill (Note 1)	13,639
Other expense - net	27,235

Total other expenses	206,951

Income before Income Taxes, Minority Interests and Equity in Earnings	27,201

Income Taxes (Note 1)	(8,188)

Income before Minority Interests and Equity in Earnings	35,389
Minority Interests in Earnings of Subsidiaries	(6,147)
Equity in Earnings of Associated Companies—Net (After Income Tax Effect) (Note 1)	9,911

Net Income	¥39,153

Yen
Net Income per Share (Notes 1 and 4)
Basic	¥21.50

Diluted	21.45

See notes to consolidated financial statements.

Statement of Consolidated Shareholders’ Equity

Mitsui & Co., Ltd. and subsidiaries

For the Nine-Month Period Ended December 31, 2008

Millions of Yen

Common Stock:
Balance at beginning of period
Shares issued: 2008.12 - 1,820,183,809 shares	¥337,544
Common stock issued upon conversion of bonds
Shares issued: 2008.12 - 4,734,167 shares	2,078

Balance at end of period
Shares issued: 2008.12 - 1,824,917,976 shares	¥339,622

Capital Surplus:
Balance at beginning of period	¥432,245
Conversion of bonds	2,072
Gain (loss) on sales of treasury stock	(170)

Balance at end of period	¥434,147

Retained Earnings:
Appropriated for Legal Reserve:
Balance at beginning of period	¥47,463
Transfer from unappropriated retained earnings	1,991

Balance at end of period	¥49,454

Unappropriated:
Balance at beginning of period	¥1,397,313
Net income	279,701
Cash dividends paid	(87,318)
Transfer to retained earnings appropriated for legal reserve	(1,991)

Balance at end of period	¥1,587,705

Accumulated Other Comprehensive Income (Loss) (After Income Tax Effect)(Note1):
Balance at beginning of period	¥(25,775)
Unrealized holding gains and losses on available-for-sale securities	(97,251)
Foreign currency translation adjustments	(341,189)
Defined benefit pension plans	801
Net unrealized gains and losses on derivatives	(20,773)

Balance at end of period	¥(484,187)

Treasury Stock, at Cost:
Balance at beginning of period	¥(5,130)
Purchases of treasury stock	(1,437)
Sales of treasury stock	937

Balance at end of period	¥(5,630)

Comprehensive Income (Loss):
Net income	¥279,701

Other comprehensive income (loss) (after income tax effect)(Note1):
Unrealized holding gains and losses on available-for-sale securities	(97,251)
Foreign currency translation adjustments	(341,189)
Defined benefit pension plans	801
Net unrealized gains and losses on derivatives	(20,773)

Comprehensive Income (Loss)	¥(178,711)

See notes to consolidated financial statements.

Statement of Consolidated Cash Flows

Mitsui & Co., Ltd. and subsidiaries

For the Nine-Month Period Ended December 31, 2008

Millions of Yen

Nine-Month Period ended December 31, 2008
Operating Activities:
Net income	¥279,701
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	108,653
Pension and severance costs, less payments	4,553
Provision for doubtful receivables	10,490
Gain on sales of securities - net	(34,899)
Loss on write-down of securities	57,639
Gain on disposal or sales of property and equipment - net	(4,512)
Impairment loss of long-lived assets	14,430
Impairment loss of goodwill	13,639
Deferred income taxes	(18,781)
Minority interests in earnings of subsidiaries	36,862
Equity in earnings of associated companies, less dividends received	(15,561)
Changes in operating assets and liabilities:
Decrease in trade receivables	322,128
Increase in inventories	(28,871)
Decrease in trade payables	(282,516)
Decrease in accrued expenses - income taxes	(24,073)
Increase in advance payments to suppliers	(43,976)
Increase in advances from customers	42,538
Increase in derivative assets	(209,570)
Increase in derivative liabilities	76,893
Other - net	(61,951)

Net cash provided by operating activities	242,816

Investing Activities:
Net increase in time deposits	(6,415)
Investments in and advances to associated companies	(158,243)
Sales of investments in and collection of advances to associated companies	53,945
Acquisitions of other investments	(67,911)
Proceeds from sales of other investments	88,095
Increase in long-term loan receivables	(62,690)
Collection of long-term loan receivables	65,072
Additions to property leased to others and property and equipment	(197,979)
Proceeds from sales of property leased to others and property and equipment	31,332
Acquisitions of subsidiaries, net of cash acquired	(1,208)

Net cash used in investing activities	(256,002)

Financing Activities :
Net increase in short-term debt	155,440
Proceeds from long-term debt	228,797
Repayments of long-term debt	(237,510)
Purchases of treasury stock - net	(670)
Payments of cash dividends	(87,318)

Net cash provided by financing activities	58,739

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(51,391)

Net Decrease in Cash and Cash Equivalents	(5,838)

Cash and Cash Equivalents at Beginning of Period	899,264

Cash and Cash Equivalents at End of Period	¥893,426

1. BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

I. BASIS OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which Mitsui & Co., Ltd. (the “Company”) is incorporated and principally operates.

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). Effect has been given in the consolidated financial statements to adjustments which have not been entered in Mitsui & Co., Ltd. and subsidiaries’ (collectively, the “companies”) general books of account maintained principally in accordance with accounting practices prevailing in the countries of incorporation. Major adjustments include those relating to accounting for derivative instruments and hedging activities, recognition of expected losses on purchase and sale commitments, accounting for certain investments including non-monetary exchange of investments and effects of changes in foreign currency exchange rates on foreign-currency-denominated available-for-sale debt securities, accounting for warrants, accounting for pension costs and severance indemnities, recognition of installment sales on the accrual basis of accounting, accounting for business combinations, accounting for goodwill and other intangible assets, accounting for asset retirement obligations, accounting for consolidation of variable interest entities, accounting for leasing, accounting for stock issuance costs and accounting for uncertainty in income taxes.

Total trading transactions, as presented in the accompanying Statements of Consolidated Income, are voluntary disclosures as permitted by Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force Issue (“EITF”) No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” and represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Total trading transactions should not be construed as equivalent to, or a substitute or a proxy for, revenues, or as an indicator of the companies’ operating performance, liquidity or cash flows generated by operating, investing or financing activities. The companies have included the gross transaction volume information because similar Japanese trading companies have generally used it as an industry benchmark. As such, management believes that total trading transactions are a useful supplement to the results of operations information for users of the consolidated financial statements.

II. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned domestic and foreign subsidiaries, the variable interest entities (“VIEs”) where the Company or one of its subsidiaries is a primary beneficiary, and its proportionate share of the assets, liabilities, revenues and expenses of certain of its oil and gas producing, and mining unincorporated joint ventures in which the companies own an undivided interest in the assets, and pursuant to the joint venture agreements, are severally liable for their share of each liability. The VIEs are defined by FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities (revised December 2003)—an Interpretation of ARB No. 51”.

The difference between the cost of investments in VIEs which are not a business and the equity in the fair value of the net assets at the dates of acquisition is accounted for as an extraordinary gain or loss while the excess of the cost of investments in other subsidiaries that meet the definition of a business over the equity in the fair value of the net assets at the dates of acquisition is accounted for as goodwill.

Certain subsidiaries with a third-quarter-end on or after September 30, but prior to the parent company’s third-quarter-end of December 31, are included on the basis of the subsidiaries’ respective third-quarter-ends.

Foreign currency translation

Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation.” Pursuant to this statement, the assets and liabilities of foreign subsidiaries and associated companies are translated into Japanese yen at the respective period-end exchange rates. All income and expense accounts are translated at average rates of exchange. The resulting translation adjustments are included in accumulated other comprehensive income (loss).

Monetary assets and liabilities denominated in foreign currencies are translated into Japanese yen at period-end exchange rates with the resulting gains and losses recognized in earnings.

Cash equivalents

Cash equivalents are defined as short-term (original maturities of three months or less), highly liquid investments which are readily convertible into cash and have no significant risk of change in value including certificates of deposit, time deposits, financing bills and commercial papers with original maturities of three months or less.

Allowance for doubtful receivables

In accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan—an amendment of FASB Statements No. 5 and 15,” as amended by SFAS No. 118, “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures—an amendment of FASB Statement No. 114,” an impairment loss for a specific loan deemed to be impaired is measured based on the present value of expected cash flows discounted at the loan’s original effective interest rate or the fair value of the collateral if the loan is collateral dependent.

An allowance for doubtful receivables is recorded for all receivables not subject to the accounting requirement of SFAS No. 114 based primarily upon the companies’ credit loss experiences and an evaluation of potential losses in the receivables.

Inventories

Inventories, consisting mainly of commodities and materials for resale, are stated at the lower of cost, principally on a specific-identification basis, or market.

Derivative instruments and hedging activities

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133,” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” all derivative instruments are recognized and measured at fair value as either assets or liabilities in the Consolidated Balance Sheets. The accounting for changes in the fair value depends on the intended use of the derivative instruments and their resulting hedge designation.

The companies enter into derivative commodity instruments, such as future, forward, option and swap contracts, as a means of hedging the exposure to changes in the fair value of inventories and unrecognized firm commitments and the exposure to variability in the expected future cash flows from forecasted transactions, principally for non-ferrous metals, crude oil and agricultural products.

Changes in the fair value of derivative commodity instruments, designated and effective as fair value hedges, are recognized in sales of products or cost of products sold as offsets to changes in the fair value of the hedged items. Changes in the fair value of derivative commodity instruments, designated and effective as cash flow hedges, are initially recorded as other comprehensive income and reclassified into earnings as sales of products or cost of products sold when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion are recognized in sales of products or cost of products sold immediately.

Changes in the fair value of derivative commodity instruments, for which hedge requirements are not met under SFAS No. 133, are currently recognized in sales of products or cost of products sold without any offsetting changes in the fair value of the hedged items.

The Company and certain subsidiaries also enter into agreements for derivative commodity instruments as a part of their trading activities. These derivative instruments are marked to market and gains or losses resulting from these contracts are reported in other sales.

Changes in the fair value of all open positions of precious metals traded in terminal (future) markets are recognized in other sales in order to reflect the fair value of commodity trading transactions consisting of inventories, unrecognized firm commitments and derivative commodity instruments as a whole.

The companies enter into derivative financial instruments such as interest rate swap agreements, foreign exchange forward contracts, currency swap agreements, and interest rate and currency swap agreements as a means of hedging their interest rate and foreign exchange exposure.

Changes in the fair value of interest rate swap agreements, designated and effective as fair value hedges for changes in the fair value of fixed-rate financial assets or liabilities attributable to changes in the designated benchmark interest rate, are recognized in interest income and expense as offsets to changes in the fair value of hedged items. Changes in the fair value of interest rate swap agreements, designated and effective as cash flow hedges for changes in the cash flows of floating-rate financial assets or liabilities attributable to changes in the designated benchmark interest rate, are initially recorded in other comprehensive income and reclassified into earnings as interest income and expense when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion are recognized in interest income and expense immediately.

Changes in the fair value of foreign exchange forward contracts and currency swap agreements, designated and effective as cash flow hedges for changes in the cash flows of foreign-currency-denominated assets or liabilities, unrecognized firm commitments and forecasted transactions attributable to changes in the related foreign currency exchange rate, are initially recorded in other comprehensive income and reclassified into earnings as foreign exchange gains or losses when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion are recognized in foreign exchange gains or losses immediately.

Changes in the fair value of interest rate and currency swap agreements, designated and effective as fair value hedges or cash flow hedges for changes in the fair values or cash flows of foreign-currency-denominated assets or liabilities attributable to changes in the designated benchmark interest rate or the related foreign currency exchange rate are recorded as either earnings or other comprehensive income depending on the treatment of foreign currency hedges as fair value hedges or cash flow hedges.

Changes in the fair value of derivative financial instruments, for which hedge requirements are not met under SFAS No. 133, are currently recognized in interest income and expense for interest rate swap agreements and in foreign exchange gains or losses for foreign exchange forward contracts, currency swap agreements and interest rate and currency swap agreements.

The Company and certain subsidiaries also enter into agreements for certain derivative financial instruments as a part of their trading activities. These derivative instruments are marked to market and the related gains or losses are reported in other sales.

The companies use derivative instruments and non-derivative financial instruments in order to reduce the foreign currency exposure in the net investment in a foreign operation. The foreign currency transaction gains or losses on these instruments, designated as and effective as hedging instruments, are deferred and recorded as foreign currency translation adjustments within other comprehensive income to the extent they are effective as hedge. These amounts are only recognized in income upon the complete or partial sale of the related investment or the complete liquidation of the investment.

For the Statements of Consolidated Cash Flows, cash flows from derivative commodity instruments and derivative financial instruments that qualify for hedge accounting are included in the same category as the items being hedged.

Debt and marketable equity securities

The companies classify debt and marketable equity securities, at acquisition, into one of three categories: held-to-maturity, available-for-sale or trading under provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Trading securities are carried at fair value and unrealized holding gains and losses are included in earnings.

Debt securities are classified as held-to-maturity and measured at amortized cost in the Consolidated Balance Sheets only if the companies have the positive intent and ability to hold those securities to maturity. Premiums and discounts amortized in the period are included in interest income.

Debt and marketable equity securities other than those classified as trading or held-to-maturity securities are classified as available-for-sale securities and carried at fair value with related unrealized holding gains and losses reported in accumulated other comprehensive income (loss) in shareholders’ equity on a net-of-tax basis.

For other than a temporary decline in the value of debt and marketable equity securities below their cost or amortized cost, the investment is reduced to its fair value, which becomes the new cost basis of the investment. The amount of the reduction is reported as a loss for the year in which such determination is made. Various factors, such as the extent which the cost exceeds the market value, the duration of the market decline, the financial condition and near-term prospects of the issuer, and the intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value, are reviewed to judge whether the decline is other than temporary.

The cost of debt and marketable securities sold is determined based on the moving-average cost method.

Non-marketable equity securities

Non-marketable equity securities are carried at cost. When other than a temporary decline in the value of such securities below their cost occurs, the investment is reduced to its fair value and an impairment loss is recognized. Various factors, such as the financial condition and near-term prospects of the issuer, are reviewed to judge whether it is other than temporary.

The cost of non-marketable equity securities sold is determined based on the moving-average cost method.

Investments in associated companies

Investments in associated companies (20% to 50%-owned corporate investees, corporate joint ventures, and less than 20%-owned corporate investees over which the companies have the ability to exercise significant influence) and noncontrolling investments in general partnerships, limited partnerships and limited liability companies are accounted for under the equity method, after appropriate adjustments for intercompany profits and dividends. The differences between the cost of such investments and the companies’ equity in the underlying fair value of the net assets of associated companies at the dates of acquisition are recognized as equity method goodwill.

For other than a temporary decline in the value of investments in associated companies below the carrying amount, the investment is reduced to its fair value and an impairment loss is recognized.

Leasing

The companies are engaged in lease financing consisting of direct financing leases and leveraged leases, and in operating leases of properties. For direct financing leases, unearned income is amortized to income over the lease term at a constant periodic rate of return on the net investment. Income on leveraged leases is recognized over the life of the lease at a constant rate of return on the positive net investment. Initial direct costs are deferred and amortized using the interest method over the lease period. Operating lease income is recognized as other sales over the term of underlying leases on a straight-line basis.

The companies are also lessees of various assets. Rental expenses on operating leases are recognized over the respective lease terms using the straight-line method.

Property and equipment

Property and equipment are stated at cost.

Depreciation of property and equipment (including property leased to others) is computed principally under the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based upon the estimated useful lives of the related property and equipment. Mineral rights are amortized over their respective estimated useful lives using the straight-line method or the unit-of-production method.

Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the underlying lease.

Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to expense as incurred.

Impairment of long-lived assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets to be held and used or to be disposed of other than by sale are reviewed, by using undiscounted future cash flows, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Such impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. Long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.

Business combinations

In accordance with SFAS No. 141, “Business Combinations,” the purchase method of accounting is used for all business combinations. The companies separately recognize and report acquired intangible assets as goodwill or other intangible assets. Any excess of fair value of acquired net assets over cost arising from a business combination is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to certain acquired assets and the remaining excess is immediately recognized as an extraordinary gain.

Goodwill and other intangible assets

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized but tested for impairment annually or more frequently if impairment indicators arise. Identifiable intangible assets with a finite useful life are amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144. Any identifiable intangible asset determined to have an indefinite useful life is not amortized, but instead tested for impairment in accordance with SFAS No. 142 until its useful life is determined to be no longer indefinite.

Equity method goodwill is reviewed for impairment as a part of other than a temporary decline in the value of investments in associated companies below the carrying amount in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.”

Oil and gas producing activities

Oil and gas exploration and development costs are accounted for using the successful efforts method of accounting. The costs of acquiring properties, costs of drilling and equipping exploratory wells, and costs of development wells and related plant and equipment are capitalized, and amortized using the unit-of-production method. Exploratory well costs are expensed, if economically recoverable reserves are not found. Other exploration costs, such as geological and geophysical costs, are expensed as incurred.

In accordance with SFAS No. 144, proved properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the proved properties are determined to be impaired, an impairment loss is recognized based on the fair value. Unproven properties are assessed annually for impairment in accordance with the guidance in SFAS No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies,” with any impairment charged to expense. The companies’ policy is to consider the unproved properties not impaired if the estimated reserves of those properties can be established to be economically viable. Economically viable means that they may be developed in such a way that it is probable that over their project lives they will generate, at a minimum, zero net cash flow on an undiscounted pre-tax basis, based on current prices. For the purpose of this test, the current price is the price at the end of the period for which the review is conducted for the reserves concerned.

Mining operations

Mining exploration costs are expensed as incurred until the mining project has been established as commercially viable by a final feasibility study. Once established as commercially viable, costs are capitalized as development costs and are amortized using either the unit-of-production method or straight-line method based on the proven and probable reserves.

In open pit mining operations, it is necessary to remove overburden and other waste materials to access mineral deposits. The costs of removing waste materials are referred to as “stripping costs.” During the development of a mine, before production commences, such costs are generally capitalized as part of the development costs. Removal of waste materials continues during the production stage of the mine. Such post-production stripping costs are variable production costs to be considered a component of mineral inventory costs and are recognized as a component of costs of products sold in the same period as the related revenues from the sales of the minerals. Depending on the configuration of the mineral deposits, the post-production stripping costs could lead to a lower of cost or market inventory adjustment.

Asset retirement obligations

In accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” the companies record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the companies capitalize the related cost by increasing the carrying amount of the long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.

Pension and severance indemnities plans

The companies have pension plans and/or severance indemnities plans covering substantially all employees other than directors. The costs of the pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods, in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB statements No. 87, 88, 106, and 132(R).”

Guarantees

In accordance with FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an Interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34,” the companies recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken for the guarantee.

Revenue recognition

The companies recognize revenues when they are realized or realizable and earned. Revenues are realized or realizable and earned when the companies have persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are specific revenue recognition policies:

Sales of products

Sales of products include the sales of various products as a principal in the transactions, the manufacture and sale of a wide variety of products such as metals, chemicals, foods and general consumer merchandise, the development of natural resources such as coal, iron ore, oil and gas, and the development and sale of real estate. The companies recognize those revenues at the time the delivery conditions agreed with customers are met. These conditions are usually considered to have been met when the goods are received by the customer, the title to the warehouse receipts is transferred, or the implementation testing is duly completed.

For long-term construction contracts such as railroad projects, depending on the nature of the contract, revenues are accounted for by the percentage-of-completion method if estimates of costs to complete and extent of progress toward completion of long-term contracts are reasonably dependable, otherwise the companies use the completed contract method.

The Company and certain subsidiaries enter into buy/sell arrangements, mainly relating to transactions of crude oil and petroleum products. Under buy/sell arrangements, which are entered into primarily to optimize supply or demand requirements, the Company and certain subsidiaries agree to buy (sell) a specific quality and quantity of commodities to be delivered at a specific location and/or time while agreeing to sell (buy) the same quality and quantity of the commodities at a different location and/or time to the same counterparty. The buy/sell arrangements are reported on a net basis in the Statements of Consolidated Income.

Sales of services

Sales of services include the revenues from trading margins and commissions related to various trading transactions in which the companies act as a principal or an agent. Specifically, the companies charge a commission for the performance of various services such as logistic and warehouse services, information and communication services, and technical support. For some back-to-back sales and purchase transactions of products, the companies act as a principal and record the net amount of sales and purchase prices as revenues. The companies also facilitate conclusion of the contracts between manufacturers and customers and deliveries for the products between suppliers and customers. Revenues from service related businesses are recorded as revenues when the contracted services are rendered to third-party customers pursuant to the agreements.

Other sales

Other sales principally include the revenues from leasing activities of real estate, rolling stock, ocean transport vessels, aircraft, equipment and others, the revenues from derivative commodity instruments and derivative financial instruments held for trading purposes, and the revenues from external consumer financing. See accounting policies for leasing and derivative instruments and hedging activities for the revenue recognition policies regarding leasing and derivative transactions, respectively.

Research and development expenses

Research and development costs are charged to expenses when incurred.

Advertising expenses

Advertising costs are charged to expenses when incurred.

Issuance of stock by subsidiaries and associated companies

A subsidiary or an associated company may issue its shares to third parties at amounts per share in excess of or less than the Company’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in equity interest are recorded in income for the year in which such shares are issued.

Income taxes

Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards are expected to reverse. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

In accordance with FIN No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” the companies recognize and measure uncertainty in income taxes. Interests and penalties incurred in relation to income taxes are reported in current income taxes in the Statements of Consolidated Income.

Net income per share

Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution as a result of issuance of shares upon conversion of the companies’ convertible bonds.

III. DISCONTINUED OPERATIONS

In accordance with SFAS No. 144, the companies have the policy of presenting the results of discontinued operations (including operations of a subsidiary that either has been disposed of or is classified as held for sale) as a separate line item in the Statements of Consolidated Income under income from discontinued operations—net (after income tax effect).

The figures of discontinued operations during the nine-month period ended December 31, 2008 were immaterial to the companies’ financial position and results of operations, and as a result, were not reclassified in the Consolidated Financial Statements as of December 31, 2008.

IV. NEW ACCOUNTING STANDARDS

Fair value measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.”

SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

Effective April 1, 2008, the companies adopted the measurement provisions of this statement for financial assets, financial liabilities, and nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The effect of the adoption of this statement on the companies’ financial position and results of operations was immaterial. For nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis, this statement will be adopted in fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The effect of the adoption of this statement on the companies’ financial position and results of operations will be immaterial.

In October 2008, the FASB also issued FASB Staff Position (“FSP”) No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,” which clarifies the application of SFAS No. 157 in a market that is not active. This FSP is effective immediately and applies to prior periods for which financial statements have not been issued. Accordingly, the companies adopted this FSP, effective July 1, 2008. The effect of the adoption of this FSP on the companies’ financial position and results of operations was immaterial.

Fair value option

Effective April 1, 2008, the companies adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115.”

SFAS No. 159 permits an entity to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value. An entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings.

The effect of the adoption of this statement on the companies’ financial position and results of operations was immaterial.

Offsetting of amounts related to certain contracts

Effective April 1, 2008, the companies adopted FSP No. FIN 39-1, “Amendment of FASB Interpretation No. 39.”

FSP No. FIN 39-1 amends FIN No. 39, “Offsetting of Amounts Related to Certain Contracts—an interpretation of APB Opinion No. 10 and FASB Statement No. 105,” to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement.

As a result of the adoption of this FSP, the companies elected to offset ¥187,907 million in other current liabilities against derivative assets and ¥337,996 million in other current assets against derivative liabilities in the Consolidated Balance Sheet as of December 31, 2008. The companies have also offset ¥112,038 million in other current liabilities against derivative assets and ¥41,012 million in other current assets against derivative liabilities in the Consolidated Balance Sheet as of March 31, 2008 through retrospective application.

Disclosures about credit derivatives and certain guarantees

Effective October 1, 2008, the companies adopted FSP No. FAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161.”

FSP No. FAS 133-1 and FIN 45-4 amends SFAS No. 133 to require a seller of credit derivatives to disclose information about its credit derivatives and hybrid instruments that have embedded credit derivatives to enable users of financial statements to assess its potential effect on their financial positions, financial performance, and cash flows. This FSP also amends FIN No. 45 to require an additional disclosure about the current status of the payment/performance risk of a guarantee. Further, this FSP clarifies that the disclosures required by SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133,” should be provided for any reporting period beginning after November 15, 2008.

The effect of adoption of this FSP on the companies’ financial position and results of operations was immaterial.

2. BUSINESS COMBINATIONS

For the nine-month period ended December 31, 2008

The following are the primary business combinations, which were completed during the nine-month period ended December 31, 2008.

Mitsui Oil & Exploration Co., Ltd. (“MOECO”) agreed with Ministry of Economy, Trade and Industry to acquire additional 50% of ownership interest in Moeco Thai Oil Development Co., Ltd. (“MOT”) for ¥9,000 million on June 30, 2008 as a result of its successful bid at general public bidding on June 13, 2008. After the closing conditions were met, MOECO completed the acquisition on July 15, 2008. The MOECO’s ownership of voting shares of MOT increased to 80%, and consequently, MOT became a subsidiary of MOECO, which had been accounted under the equity method. Then, MOECO agreed with Toyo Engineering Corporation to sell 10% of ownership interest in MOT on August 11, 2008. After the closing conditions were met, MOECO completed the sellout on September 25, 2008. As a result, the MOECO’s ownership of voting shares of MOT became 70%.

MOT has 5% right of the ‘Block B12/27’ in the Gulf of Thailand and is engaged in natural gas and condensate exploration, development and production projects. The Company positions its energy business as a significant strategic business sector and continues to strengthen its revenue base by acquiring new oil and natural gas assets and replacing its reserves in wider areas including Southeast Asia in addition to Middle East, Sakhalin and Oceania areas. This acquisition of MOT is consistent with the Companies’ core strategy.

The purchase price was determined based on the expected future cash flows MOT will generate. The consolidated financial statements for the nine-month period ended December 31, 2008 include the operating result of MOT as a subsidiary from the date of acquisition.

Pro forma results of operations for the above business combination have not been presented because the effects were not material to the consolidated financial statements.

3. PLEDGED ASSETS

At December 31, 2008 and March 31, 2008, the following assets (exclusive of assets covered by trust receipts discussed below) were pledged as collateral for certain liabilities of the companies:

Millions of Yen

	December 31, 2008	March 31, 2008
Trade receivables (current and non-current)	¥91,501	¥115,177
Inventories	30,761	39,274
Investments	264,694	71,770
Property leased to others (net book value)	45,456	51,840
Property and equipment (net book value)	35,036	33,639
Other	1,675	1,561

Total	¥469,123	¥313,261

The distribution of such collateral among short-term debt, long-term debt, and guarantees of contracts and financial guarantees was as follows:

Millions of Yen

	December 31, 2008	March 31, 2008
Short-term debt	¥36,275	¥40,003
Long-term debt	156,624	180,951
Guarantees of contracts and financial guarantees	276,224	92,307

Total	¥469,123	¥313,261

Trust receipts issued under customary import financing arrangements (short-term bank loans and bank acceptances) give banks a security interest in the merchandise imported and/or the accounts receivable resulting from the sale of such merchandise. Because of the companies’ large volume of import transactions, it is not practicable to determine the total amount of assets covered by outstanding trust receipts.

In addition to the above, the Company has bank borrowings under certain provisions of loan agreements which require the Company, upon the request of the bank, immediately to provide collateral, which is not specified in the loan agreements.

4. NET INCOME PER SHARE

The following is a reconciliation of basic net income per share to diluted net income per share for the nine-month and three-month periods ended December 31, 2008:

	Nine Month Period Ended December 31, 2008
	Net income (numerator)	Shares (denominator)	Per share amount
	Millions of Yen	In Thousands	Yen
Basic Net Income per Share:
Net income available to common shareholders	¥279,701	1,819,668	¥153.71

Effect of Dilutive Securities:
Convertible bonds	21	5,478
Adjustments of effect of dilutive securities of associated companies	(5)

Diluted Net Income per Share:
Net income available to common shareholders after effect of dilutive securities	¥279,717	1,825,146	¥153.26

	Three Month Period Ended December 31, 2008
	Net income (numerator)	Shares (denominator)	Per share amount
	Millions of Yen	In Thousands	Yen
Basic Net Income per Share:
Net income available to common shareholders	¥39,153	1,821,147	¥21.50

Effect of Dilutive Securities:
Convertible bonds	6	4,348
Adjustments of effect of dilutive securities of associated companies	(1)

Diluted Net Income per Share:
Net income available to common shareholders after effect of dilutive securities	¥39,158	1,825,495	¥21.45

5. SEGMENT INFORMATION

Millions of Yen

Three-month period ended December 31, 2008 :	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total trading transactions	¥399,468	¥250,923	¥444,805	¥417,836	¥893,745	¥520,834	¥149,578	¥54,232

Gross profit	¥11,784	¥15,083	¥22,073	¥12,172	¥64,052	¥21,954	¥14,084	¥25,467

Operating income (loss)	¥3,369	¥11,354	¥987	¥(443)	¥49,871	¥5,299	¥(3,707)	¥16,228

Equity in earnings (losses) of associated companies	¥652	¥(9,298)	¥5,549	¥104	¥12,034	¥358	¥2,087	¥(1,208)

Net income (loss)	¥2,737	¥(7,906)	¥4,528	¥(4,186)	¥49,357	¥1,538	¥1,815	¥(5,090)

Total assets at December 31, 2008	¥690,682	¥796,428	¥1,380,082	¥681,640	¥1,490,526	¥747,748	¥621,851	¥695,094

Investments in and advances to associated companies at December 31, 2008	¥26,068	¥372,890	¥315,859	¥42,145	¥128,724	¥81,083	¥125,489	¥24,819

Depreciation and amortization	¥648	¥1,340	¥2,206	¥1,590	¥21,857	¥2,124	¥1,673	¥825

Additions to property leased to others and property and equipment	¥1,107	¥11,233	¥10,137	¥1,200	¥27,328	¥1,427	¥1,705	¥637

Millions of Yen

Three-month period ended December 31, 2008 :	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total trading transactions	¥319,137	¥176,141	¥87,898	¥3,714,597	¥689	¥(133)	¥3,715,153

Gross profit	¥34,401	¥5,966	¥2,960	¥229,996	¥1,526	¥2,630	¥234,152

Operating income (loss)	¥15,234	¥331	¥(3,644)	¥94,879	¥87	¥(7,025)	¥87,941

Equity in earnings (losses) of associated companies	¥(881)	¥(13)	¥660	¥10,044	¥8	¥(141)	¥9,911

Net income (loss)	¥(10,610)	¥(936)	¥3,929	¥35,176	¥1,560	¥2,417	¥39,153

Total assets at December 31, 2008	¥598,409	¥159,215	¥223,480	¥8,085,155	¥2,969,781	¥(2,207,359)	¥8,847,577

Investments in and advances to associated companies at December 31, 2008	¥32,161	¥15,533	¥44,964	¥1,209,735	¥1,952	¥29,344	¥1,241,031

Depreciation and amortization	¥2,322	¥243	¥170	¥34,998	¥128	¥2,933	¥38,059

Additions to property leased to others and property and equipment	¥3,559	¥1,322	¥264	¥59,919	¥95	¥2,509	¥62,523

Millions of Yen

Nine-month period ended December 31, 2008 :	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total trading transactions	¥1,245,824	¥1,069,669	¥1,514,818	¥1,798,269	¥2,541,816	¥1,561,192	¥629,463	¥161,837

Gross profit	¥46,108	¥106,852	¥84,211	¥67,242	¥231,178	¥64,010	¥60,223	¥59,701

Operating income (loss)	¥19,922	¥95,608	¥15,687	¥26,508	¥188,336	¥15,804	¥(6,153)	¥30,426

Equity in earnings (losses) of associated companies	¥3,047	¥42,238	¥13,354	¥3,667	¥31,642	¥1,350	¥3,737	¥(4,836)

Net income (loss)	¥12,022	¥84,056	¥21,659	¥(215)	¥132,460	¥6,895	¥(2,876)	¥(3,876)

Total assets at December 31, 2008	¥690,682	¥796,428	¥1,380,082	¥681,640	¥1,490,526	¥747,748	¥621,851	¥695,094

Investments in and advances to associated companies at December 31, 2008	¥26,068	¥372,890	¥315,859	¥42,145	¥128,724	¥81,083	¥125,489	¥24,819

Depreciation and amortization	¥1,725	¥5,098	¥7,225	¥6,132	¥59,264	¥5,308	¥4,722	¥2,711

Additions to property leased to others and property and equipment	¥4,778	¥35,393	¥34,757	¥5,866	¥75,897	¥4,633	¥5,006	¥1,712

Millions of Yen

Nine-month period ended December 31, 2008 :	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total trading transactions	¥1,319,872	¥435,016	¥407,957	¥12,685,733	¥2,437	¥100	¥12,688,270

Gross profit	¥99,600	¥18,817	¥20,164	¥858,106	¥4,333	¥400	¥862,839

Operating income (loss)	¥41,891	¥102	¥(306)	¥427,825	¥41	¥(29,125)	¥398,741

Equity in earnings (losses) of associated companies	¥1,098	¥(96)	¥779	¥95,980	¥31	¥(235)	¥95,776

Net income (loss)	¥3,317	¥2,008	¥28,700	¥284,150	¥4,748	¥(9,197)	¥279,701

Total assets at December 31, 2008	¥598,409	¥159,215	¥223,480	¥8,085,155	¥2,969,781	¥(2,207,359)	¥8,847,577

Investments in and advances to associated companies at December 31, 2008	¥32,161	¥15,533	¥44,964	¥1,209,735	¥1,952	¥29,344	¥1,241,031

Depreciation and amortization	¥7,594	¥896	¥556	¥101,231	¥492	¥6,930	¥108,653

Additions to property leased to others and property and equipment	¥11,396	¥10,472	¥684	¥190,594	¥306	¥7,079	¥197,979

Notes:

(1)	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at December 31, 2008 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.
(2)	Net income (loss) of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.

Net income (loss) of “Adjustments and Eliminations” for the three-month period ended December 31, 2008 includes (a) ¥5,188 million in general and administrative expenses of the corporate departments excluding pension costs, (b) a charge of ¥1,079 million for pension related items, and (c) ¥6,116 million related to tax items includes an adjustment of a difference between actual tax rate and intercompany tax rate, and so on. Net income (loss) of “Adjustments and Eliminations” for the nine-month period ended December 31, 2008 includes (a) ¥15,575 million in general and administrative expenses of the corporate departments excluding pension costs, (b) a charge of ¥3,461 million for pension related items, and (c) ¥4,924 million related to tax items includes an adjustment of a difference between actual tax rate and intercompany tax rate, and so on. All amounts are after income tax effects.

(3)	Transfers between operating segments are made at costs plus a markup.
(4)	Operating income (loss) reflects the companies’ (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables, as presented in the Statements of Consolidated Income.
(5)	Effective April 1, 2008, some of the Chemical and Automobile subsidiaries located in North and South America, which had been included in “Chemical” and “Machinery & Infrastructure Projects” respectively, were transferred to “Americas” to further strengthen the regional strategies.

6. CONTINGENT LIABILITIES

I. GUARANTEES

The table below summarizes the companies’ guarantees as defined in FIN No. 45 at December 31 and March 31, 2008. The maximum potential amount of future payments represents the amounts without consideration of possible recoveries under recourse provisions or from collateral held or pledged that the companies could be obliged to pay if there were defaults by guaranteed parties or there were changes in an underlying which would cause triggering events under market value guarantees and indemnification contracts. Such amounts bear no relationship to the anticipated losses on these guarantees and indemnifications, and they greatly exceed anticipated losses.

The companies evaluate the risks involved for each guarantee in internal screening procedure before issuance and regularly monitor outstanding positions. The companies believe the likelihood of any guarantee performance that could have a significant adverse effect on our financial position is remote at December 31, 2008 and record adequate allowance to cover losses expected from probable performance under these agreements.

Millions of Yen

	Expire within 1 year	Expire after 1 year	Total amount outstanding	Recourse provisions/ collateral	Maximum potential amount of future payments	Carrying amount of liabilities	Expire no later than
December 31, 2008:
Type of guarantees:
Financial guarantees:
Guarantees for third parties	¥32,339	¥101,768	¥134,107	¥35,628	¥183,184	¥1,500	2040
Guarantees for associated companies	24,814	63,480	88,294	6,648	126,348	3,199	2045
Guarantees to financial institutions for employees’ housing loans	—	6,751	6,751	—	6,751	—	2033

Total	¥57,153	¥171,999	¥229,152	¥42,276	¥316,283	¥4,699

Performance guarantees	¥9,942	¥6,270	¥16,212	¥3,762	¥16,267	¥55	2013

Market value guarantees:
Obligation to repurchase bills of exchange	¥41,500	¥612	¥42,112	¥35,423	¥42,112	—	2010
Minimum purchase price guarantees	—	8,314	8,314	—	8,314	¥362	2014

Total	¥41,500	¥8,926	¥50,426	¥35,423	¥50,426	¥362

Derivative instruments	¥25,326	¥10,638	¥35,964	—	¥35,964	¥5,676

March 31, 2008:
Type of guarantees:
Financial guarantees:
Guarantees for third parties	¥11,028	¥65,021	¥76,049	¥17,912	¥130,378	¥470	2040
Guarantees for associated companies	23,152	49,399	72,551	2,172	77,686	2,494	2045
Guarantees to financial institutions for employees’ housing loans	—	7,693	7,693	—	7,693	—	2033

Total	¥34,180	¥122,113	¥156,293	¥20,084	¥215,757	¥2,964

Performance guarantees	¥6,906	¥12,951	¥19,857	¥5,421	¥19,857	¥459	2013

Market value guarantees:
Obligation to repurchase bills of exchange	¥56,335	¥101	¥56,436	¥42,938	¥56,436	—	2010
Minimum purchase price guarantees	—	10,290	10,290	—	10,290	—	2014

Total	¥56,335	¥10,391	¥66,726	¥42,938	¥66,726	—

Derivative instruments	¥53,240	¥29,775	¥83,015	—	¥83,015	¥645

(1) Financial guarantees

The companies provide various types of guarantees to the benefit of third parties and related parties principally to enhance their credit standings, and would be required to execute payments if a guaranteed party failed to fulfill its obligation with respect to a borrowing or trade payable.

Categories of financial guarantees are as follows:

Guarantees for third parties

The companies guarantee, severally or jointly with others, indebtedness of certain customers and suppliers in the furtherance of their trading activities.

Guarantees for associated companies

The companies, severally or jointly with others, issue guarantees for associated companies for the purpose of furtherance of their trading activities and credit enhancement of associated companies.

Guarantees to financial institutions for employees’ housing loans

As a part of the benefits program for its employees, the Company issues guarantees to financial institutions for employees’ housing loans. The maximum duration of the guarantees is 25 years. The Company obtains a mortgage on the employees’ assets, if necessary.

(2) Performance guarantees

Main items of performance guarantees are contractual guarantees of Toyo Engineering Corporation regarding plant construction contracts executed under the name of the guaranteed party in the Middle East and other regions. The Company has pledged bank guarantees and performance bonds to the project owners, and in case that Toyo Engineering Corporation failed to fulfill the contractual obligation, the project owners would execute bank guarantees and performance bonds to claim compensation for damages.

(3) Market value guarantees

Obligation to repurchase bills of exchange

In connection with export transactions, the companies issues bills of exchange, some of which are discounted by its negotiating banks. If a customer fails to fulfill its obligation with respect to the bills, the companies would be obligated to repurchase the bills based on the banking transaction agreement. The maximum potential amount of future payments is represented by the aggregate par value of the bills discounted by the banks, and the recourse provisions and collateral are represented by the amount backed by letters of credit from the issuing banks of the customers.

Minimum purchase price guarantees

To support financing activities of a partner of a joint venture which owns interests in oil & gas producing fields, the companies have a commitment to bid a certain amount for the sale of the partner’s stock by the bank which provides financing for the partner if the partner defaults. The companies provide marketing services of aircraft for domestic and overseas airline companies and as a part of such businesses, the companies issue market value guarantees of the aircraft for certain customers.

(4) Derivative instruments

Certain derivative contracts, including written put options and credit default swaps, meet the accounting definition of guarantees under FIN No. 45 when it is probable that the counterparties have underlying assets or liabilities related to the derivative contracts.

The companies consider the business relationship with counterparties and other circumstances in deciding whether it is probable that the counterparties have underlying assets or liabilities, and did not include the derivative contracts with certain financial institutions and traders.

FIN No. 45 does not require disclosure about derivative contracts if such contracts permit or require net settlement and the companies have no basis for concluding that it is probable that the counterparties have underlying assets or liabilities.

The companies have written put options as a part of their various derivative transactions related to energy, non-ferrous metals, precious metals and grain. The aggregation of notional amounts computed based on the strike prices and quantities of written options are disclosed as the total amount outstanding and the maximum potential amount of future payments. The carrying amount of liabilities is represented by the fair value of such written options recorded in the consolidated financial statements.

The companies manage the market and credit risks on these derivative instruments by monitoring fair values against loss limits and credit lines, and generally the maximum potential amount of future payments as stated above greatly overstates the companies’ exposure to market and credit risks.

(5) Indemnification contracts

Indemnification issued through corporate reorganization

The companies divested certain of their businesses through a sale to a third-party purchaser and a spin-off to an associated company. In connection with these transactions, the companies have provided certain indemnities. The terms and conditions of indemnification differ by contract. The maximum potential amount of future payments could not be quantified because the limits of those indemnifications are often indefinite. No liabilities have been recorded for such indemnifications at December 31 and March 31, 2008.

Joint obligation under membership agreement in commodity exchanges

The companies are members of major commodity exchanges in Japan and overseas. In connection with these memberships, the companies provide guarantees to the exchanges. Under the membership agreements, if a member becomes unable to satisfy its obligations to the exchange, the other members would be required to meet such shortfalls apportioned among the non-defaulting members in the prescribed manner. The companies’ maximum potential amount of future payments related to these joint obligations is not quantifiable and the probability of being required to make any payments under these obligations is remote.

(6) Product warranties

Certain subsidiaries provide warranties, in relation to their sales of products, including residential houses and automobiles, for the performance of such products during specified warranty periods, and are responsible for mending or payments of compensation against the claims by the customers regarding defects in performance or function. Estimated warranty costs are accrued at the time the products are sold based on the historical claim experiences.

Mitsui Bussan House-Techno, Inc., a 100% subsidiary engaged in the custom-made house building business, has already exited from the business due to the downturn of the business environment caused by declining demand, however, the companies retained the obligation for the future maintenance service, because Bussan Housing Maintenance Co., Ltd. a 100% subsidiary, inherited the obligation of periodical inspection and maintenance service for a certain period after completion.

A tabular reconciliation of changes in such liabilities for the product warranties for the six-month period ended December 31, 2008 is as follows:

Millions of Yen

December 31, 2008
Balance at beginning of the period	¥7,639
Payments made in cash or in kind	(843)
Accrual for warranties issued during the period	1,270
Changes in accrual related to pre-existing warranties	(800)

Balance at end of the period	¥7,266

II. LITIGATION

Various claims and legal actions are pending against the companies in respect of contractual obligations and other arising out of the conduct of the companies’ business. Appropriate provision has been recorded for the estimated loss on claims and legal actions. In the opinion of management, any additional liability will not materially affect the consolidated financial position, results of operations, or cash flows of the Company.

III. OTHERS

The Company was audited by the Tokyo Regional Taxation Bureau with regard to a transfer price taxation in connection with the LNG Project in Western Australia for the six fiscal years from the year ended March 31, 2000 to the year ended March 31, 2005. At the ends of June 2008, 2007 and 2006, the Company received notices of tax assessment from the Tokyo Regional Taxation Bureau for the years ended March 31, 2002, 2001 and 2000. Based on the notices of assessment, the taxable incomes were corrected by ¥10,039 million, ¥8,224 million and ¥4,863 million, and the additional tax liabilities for income taxes were ¥4,653 million, ¥3,686 million and ¥2,375 million, respectively. The Company has paid the additional taxes. The Company disagreed with the assessment and registered its protest in August 2006, and in addition, lodged an application in November 2006 for the mutual agreement procedure pursuant to a provision in the tax treaty between Japan and Australia in order to settle the double taxation.

On December 3, 2008, the Company received a notice from the National Tax Agency of Japan that the mutual agreement procedure was settled, while an associated company, an operating company in the LNG Project, also received the same notice from Australian tax authority. On the same day, the company also received a notice of abatement regarding the tax assessments from Tokyo Regional Taxation Bureau, and the refund tax was made on December 4, 2008.

The uncertain tax position regarding this matter was recorded in accordance with FIN No.48 in the consolidated balance sheet as of March 31, 2008. The Company recognized the unrecognized benefit of this tax position based on the receipt of the notices above, and no uncertain tax position was recorded in the consolidated balance sheet as of December 31, 2008.